                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July, 2003


                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 YES [ ] NO [X]
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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                         FOR THE MONTH OF JULY, 2003




      The Company has been informed that the Midwest Regional Office of the Securities and Exchange Commission is conducting a private investigation into the events leading up to the announcement by the Company in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

      Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of the press release issued by Amdocs Limited on July 23, 2003 announcing the Company's results for the third quarter ended June 30, 2003.

      Attached as Exhibit 99.2 and incorporated herein by reference in its entirety is a copy of the press release issued by Amdocs Limited on July 23, 2003 announcing an agreement with Sprint.


EXHIBITS

EXHIBIT NO.       DESCRIPTION

99.1              Amdocs Press Release dated July 23, 2003.
99.2              Amdocs Press Release dated July 23, 2003.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMDOCS LIMITED


Date: July 23, 2003
                                    /s/  Thomas G. O'Brien
                                    ------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S. Representative

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

99.1              Amdocs Press Release dated July 23, 2003.
99.2              Amdocs Press Release dated July 23, 2003.